

Erik Reynolds · 3rd

Brand + Comms Executive. Writer + Executive Producer (TV and Film). Tech, Esports, Gaming and Startup Communications.

United States · 500+ connections · Contact info



East Liberty Entertai

Northeastern State University

Experience



Executive Producer

East Liberty Entertainment

Jul 2019 – Present · 1 yr 1 mo

Greater Los Angeles Area

Executive Producer and Development Lead focusing on financing and creating scripted/non-scripted stories representing a broad reach of genre and audience.

Co-Founder

Irish Nightingale

Jun 2018 – Present · 2 yrs 2 mos

Greater Los Angeles Area

Irish Nightingale is a consulting company that collaborates with top brands and talent to define and craft the narrative of their products and businesses. Our focus areas are:

Speechwriting ...see mor



Vice President Brand Marketing (Games Vertical) and Communications

Loot Crate · Full-time

Sep 2016 – Dec 2018 · 2 yrs 4 mos
Greater Los Angeles Area
Business leader for communications and marketing for the $30 million games vertical for the DTC subscription product lines including licensed goods and indie games subscriptions.



Global Communications Lead - League of Legends

Riot Games
May 2014 – Sep 2016 · 2 yrs 5 mos
Santa Monica, CA

Global communications strategy and product pr lead for League of Legends. Helped drive mainstream media awareness this thriving community of 67 million players, its professional esports leagues and the game that fueled the phenomenon.



Behind League of Legends, E-Sports's...



The Hunt is On: Introducing Riot's Bu...



Sr. Director Public Relations - EA Maxis

Electronic Arts
Jun 2011 – Sep 2014 · 3 yrs 4 mos
San Francisco Bay Area

As the Head of Worldwide Communications for EA Maxis, I was accountable for all PR strategies, initiatives and tactics for the Maxis Label business unit as well as the franchises developed by our studios. These efforts are global and focused on a variety of different consumer audiences that spanned both mainstream and industry press. **...see mor**

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Education



Northeastern State University
B.A. Mass Communications, Advertising
1995 – 1999

Skills & Endorsements

Media Relations · 99+

 Endorsed by **Ron Antonette and 10 others who are highly skilled at this**

 Endorsed by **4 of Erik's colleagues at Loc**

Video Games · 99+

 Endorsed by **Scott Hawkins and 36 others who are highly skilled at this**

 Endorsed by **4 of Erik's colleagues at Loc**

Corporate Communications · 99+

 Endorsed by **Perrin Kaplan and 2 others who are highly skilled at this**

 Endorsed by **4 of Erik's colleagues at Loc**

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Recommendations

Received (11)   Given (22)

Seaver L.
Product Management
October 24, 2018, Seaver worked with Erik in different groups

I had the pleasure of partnering with Erik in launching Loot Crate's first digital crate in 2018. Not only did Erik understa target market of Loot Crate subscribers, and gamers alike, also exemplified the industry knowledge it took to make thi product launch a success. He possesses three key a... **See**

Ben H.
Executive Producer | Director of Production | Video Games | Apps | VR | AR | Location-Based Entertainment | Licensed IP
September 29, 2016, Erik worked with Ben in the same group

Erik is a games PR unicorn. He is a legit gamer who has a p for both the products and the people who create them. He extremely well respected within the field, thanks in no smal to his shrewd understanding of both the message and the audience. I would work with him on every project if I could.

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